New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6145 tel 212 701 5843 fax marc.williams@davispolk.com

July 17, 2018

Re:	Foundation Medicine, Inc. Schedule TO-T filed July 2, 2018 by 062018 Merger Subsidiary, Inc. and Roche Holdings, Inc. File No. 005-87922

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Duchovny:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 11, 2018 (the “Comment Letter”) regarding the above-referenced Schedule TO of Roche Holdings, Inc. (“Parent”) and 062018 Merger Subsidiary, Inc. (“Purchaser”) filed on July 2, 2018 (the “Schedule TO”). In conjunction with this letter, Parent and Purchaser are filing via EDGAR, for review by the Staff, Amendment No. 2 to the Schedule TO (“Amendment No. 2”).

Please find enclosed three copies of Amendment No. 2. The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold immediately before each response. All defined terms in this letter have the same meaning as in the Offer to Purchase filed as an exhibit to the Schedule TO (the “Offer to Purchase”), unless otherwise indicated.

Offer to Purchase

Summary Term Sheet, page 1

1.	Refer to the last question and answer on page 3. Your fairness determination addresses stockholders unaffiliated with Parent instead of security holders unaffiliated with Foundation Medicine. Please revise here and throughout the filing. See Rule 13e-3(a)(4) and Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the fairness determination now addresses stockholders unaffiliated with Foundation Medicine, Inc. instead of stockholders unaffiliated with Parent. This change has been made in the SUMMARY TERM SHEET and throughout the Offer to Purchase, including under SPECIAL FACTORS—Section 1 (“Position of Roche Regarding Fairness of the Transaction”).

Position of Roche Regarding Fairness of the Transaction, page 12

2.	Revise your disclosure to disclose the filing persons’ fairness determination as to the going private transaction, not solely the price in the tender offer.

In response to the Staff’s comment, SPECIAL FACTORS—Section 1 (“Position of Roche Regarding Fairness of the Transaction”) of the Offer to Purchase has been revised as follows: “We believe that the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the Offer Price to be received by stockholders of FMI who are unaffiliated with FMI pursuant to the Offer and the Merger, respectively, is fair to such stockholders. We base our beliefs on the following factors, each of which, in our judgment, supports our view as to the fairness of the transaction:”

Financial Interests, page 13

3.	Revise this sentence to explain it. How are Roche’s financial interests generally adverse to the financial interests of Foundation Medicine’s security holders.

In response to the Staff’s comment, SPECIAL FACTORS—Section 2 (“Interests of Certain Persons in the Offer and Merger”) of the Offer to Purchase has been revised as follows: “The financial interests of Roche with regard to the Offer Price are generally adverse to the financial interests of the stockholders being asked to tender their shares because Roche has an interest in acquiring the Shares as inexpensively as possible and the stockholders being asked to tender their Shares have an interest in selling their Shares for the highest possible price.”

Background of the Transaction, page 37

4.	Revise your disclosure to describe the internal process at Roche Holdings that led Roche Holdings to the contact between Mr. O’Day and Dr. Pellini on June 15, 2018. Describe any discussions Roche maintained internally after the expiration of the Restricted Period, including a description of the process to determine the offer price of $133 per share and the hiring of any advisors, and when Roche decided to submit an indication of interest to acquire the shares of Foundation Medicine it did not yet own. We may have further comment.

In response to the Staff’s comment, the following additional disclosures have been added to the Offer to Purchase under THE OFFER—Section 11 (“Background of the Offer; Contacts with FMI”):

“Since its initial investment in FMI in 2015, Roche from time to time has considered the strategic relationship with FMI including whether an acquisition of the remaining outstanding shares of FMI common stock makes strategic sense. Consistent with this periodic consideration, the board of directors of Roche (the "Roche Board") discussed, at a high level and bearing in mind the existing contractual relationship, a potential acquisition of such shares at a board meeting on January 29, 2018.”

“Following the January 29, 2018 meeting of the Roche Board, members of Roche management continued to discuss a potential acquisition of the remaining outstanding shares of FMI common stock from time to time. Beginning on February 28, 2018, Roche began to consult with Citigroup Global Markets Inc. (“Citi”) regarding a potential transaction, and on June 18, 2018 executed an engagement letter with Citi.”

“On June 14, 2018, members of Roche management and Citi discussed possible prices for an offer to acquire the remaining outstanding shares of FMI common stock. Thereafter, also on June 14, 2018, the Roche Board authorized Roche management to deliver to FMI an offer for such shares. On June 15, 2018, following the close of the U.S. stock markets, members of Roche management again discussed possible prices and determined to deliver to FMI an offer for the remaining shares at a price of $133.00 per share.”

Fees and Expenses, page 58

5.	Please disclose the amount of the fees to be paid to Citigroup Global Markets.

In response to the Staff’s comment, the following additional disclosure has been added to the Offer to Purchase under THE OFFER—Section 17 (“Fees and Expenses”): “We expect the total fee payable to Citigroup Global Markets in connection with the transactions contemplated by the Merger Agreement to equal $7.25 million.”

Parent and Purchaser acknowledge that (1) Parent and Purchaser are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Parent nor Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-6145 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Marc O. Williams

Marc O. Williams